Exhibit 12
Calculation of Ratio of Earnings to Fixed Charges
Northern Oil and Gas, Inc.

	Year Ended December 31,
	2013	2014	2015	2016	2017
Earnings (Deficit) Before Income Taxes	$84,834,650	$263,112,945	$(1,177,778,745)	$(294,895,887)	$(10,763,788)
Add:
Fixed Charges	38,688,300	46,517,384	59,869,939	64,854,615	70,450,324
Subtract:
Capitalized Interest	5,976,981	4,409,544	1,506,172	356,196	147,775
Total Earnings (Deficit) Before Fixed Charges	117,545,969	305,220,785	(1,119,414,978)	(230,397,468)	59,538,761
Fixed Charges
Interest Expense	32,709,056	42,105,676	58,360,387	64,485,623	70,286,341
Capitalized Interest	5,976,981	4,409,544	1,506,172	356,196	147,775
Estimated Interest Component of Rent	2,263	2,164	3,380	12,796	16,208
Total Fixed Charges	38,688,300	46,517,384	59,869,939	64,854,615	70,450,324
Ratio of Earnings (Deficit) to Fixed Charges(1)	3.0x	6.6x	(18.7)x(2)	(3.6)x(2)	0.9x(2)
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(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(2)
Earnings were insufficient to cover fix charges by approximately $10.9 million for the year ended December 31, 2017. Earnings were insufficient to cover fixed charges by approximately $295.3 million and $1,179.3 million for the years ended December 31, 2016 and 2015, respectively, due primarily to a non-cash impairment charge.